ABIGAIL J. MURRAY 312-609-7796 amurray@vedderprice.com
December 21, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549
Attn:  Ms. Deborah O’Neal-Johnson

Re:	Marshall Funds, Inc. (File Nos. 033-48907 and 811-58433)

Dear Ms. O’Neal-Johnson:

On behalf of Marshall Funds, Inc. (the “Registrant”), this letter is in response to your request during our telephone conference on December 21, 2010 regarding the Registrant’s Post-Effective Amendment No. 65 to its Registration Statement on Form N-1A filed on October 29, 2010, pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of adding one new class, the Institutional Class, to Marshall Intermediate Tax-Free Fund (the “Fund”), a series of the Registrant.  Pursuant to your request, attached is a PDF of the performance section for the Fund, including the bar chart.

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If you have any questions or comments, please contact the undersigned at (312) 609-7796.

Sincerely, /s/ Abigail J. Murray Abigail J. Murray

cc:      Mr. John Blaser
    Julie D’Angelo, Esq.
    Maureen A. Miller, Esq.
    Renee M. Hardt, Esq.